Exhibit 12.1

HEXION INC.
Statement Regarding Computation of Ratios
(Amounts in millions of dollars)

	Year ended December 31,
	2014	2013	2012	2011	2010
	(dollars in millions, except per share data)

Pre-tax (loss) income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities	(142)	(302)	(58)	102	243
Fixed Charges:
Interest expensed and capitalized	308	304	263	263	277
Interest element of lease costs	12	12	12	12	12
Total fixed charges	320	316	275	275	289
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities, plus fixed charges	178	14	217	377	532
Ratio of earnings to fixed charges	N/A	N/A	N/A	1.37	1.84

(1)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases as management believes this represents the interest portion hereof.

(2)	Our earnings were insufficient to cover fixed charges by $142, $302 and $58 for the years ended December 31, 2014, 2013 and 2012, respectively.